FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16


                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF JUNE, 2003

                       Commission File Number 000-21756


                           CHC HELICOPTER CORPORATION
                (Translation of registrant's name into English)

                                 HANGAR NO. 1
                              ST. JOHN'S AIRPORT
                         P.O. BOX 5188, ST. JOHN'S, NL
                                    CANADA
                                    A1C 5V5
                   (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


Attached is the Press Release of the Quarterly Report and Management's Discussion and Analysis of CHC Helicopter Corporation for the fourth quarter ended April 30, 2003.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CHC HELICOPTER CORPORATION
                              (Registrant)
                                           By /s/ Jo Mark Zurel
                                           (Signature)*


                                                 Jo Mark Zurel - Senior Vice-
                                                 President
                                                 and Chief Financial Officer


Date June 10, 2003




* Print the name and title of the signing officer under his signature.